

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2024

Alexander Edgarov
Chief Executive Officer
InFinT Acquisition Corp
32 Broadway, Suite 401
New York, New York 10004

>   **Re: InFinT Acquisition Corp**
>   **Amendment No. 7 to Registration Statement on Form S-4**
>   **Filed April 22, 2024**
>   **File No. 333-267662**

Dear Alexander Edgarov:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 15, 2024 letter.

Amendment No. 7 to Registration Statement on Form S-4 filed April 22, 2024

Seamless Business
ODL Service Fund Flow, page 186

1.   We note your discussion of the legal ownership of the XRP. Please disclose whether XRP would be available to satisfy general creditor claims in the event of a Tranglo or Seamless bankruptcy.

Note 2. Summary of Significant Accounting Policies
(s) Revenue recognition, page F-34

2.   Please clarify in your remittance service revenue disclosure who you consider your customer(s) to be.

<u>(gg) Prefunding to remittances partner, page F-39</u>

3.   Please clarify your disclosure related to safeguarding of the XRP to include who holds the cryptographic key information, maintains the internal recordkeeping of those assets, and is obligated to secure the assets and protect them from loss or theft.

<u>Note 21. Related Party Transactions, page F-54</u>

4.   We note your response to prior comment 4 and we re-issue our previous comment. Please add disclosure of Tranglo's Master XRP Commitment to Sell Agreement similar to your disclosure in the third to the last paragraph on page 252 including disclosing the balance of deposits of XRP into Tranglo's crypto wallet at each reporting date and the maximum limits noted in the agreement. Also, please add similar disclosure related to GEA's Master XRP Commitment to Sell Agreement. Refer to SAB Topic 5:T and the disclosures in ASC 850-10-50 and Rule 4-08(k) of Regulation S-X.

<u>General</u>

5.   We note your disclosure on page 61 that the PRC government could intervene with, or influence, your operations as the government deems appropriate to further regulatory, political and societal goals. Please further revise your disclosure to address any permissions or approvals that your or your subsidiaries are required to obtain from Chinese officials to complete the transaction and to offer the securities being registered to foreign investors. In particular, we note that the China Securities Regulatory Commission adopted Trial Measures which impose certain requirements for direct and indirect overseas listings and offerings. Please disclose how, if at all, the Trial Measures apply to this transaction and the risks of non-compliance. If you believe the Trial Measures do apply to this transaction, please disclose why.

     Please contact Tony Watson at 202-551-3318 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services